ATG CAPITAL MANAGEMENT LP 16690 Collins Avenue Sunny Isles Beach, Florida 33160

[Nominee]

[Address]

February 26, 2026

Re: Empery Digital Inc.

Dear [Nominee]:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Empery Digital Inc. (the “Company”) in connection with the proxy solicitation that ATG Capital Management LP and certain of its affiliates (collectively, the “ATG Group”) is considering undertaking to nominate and elect directors at the Company’s 2026 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “ATG Group Solicitation”). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its shareholders. This letter (this “Agreement”) will set forth the terms of our agreement.

The members of the ATG Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the ATG Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the ATG Group Solicitation and any related transactions (each, a “Loss”).

In the event you are notified or otherwise become aware of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the ATG Group prompt written notice (including through electronic submission) of such claim or Loss (provided that failure to promptly notify the ATG Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, the ATG Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. The ATG Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of the ATG Group, any confidential, proprietary or non-public information (collectively, “Information”) of the ATG Group or its affiliates which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the ATG Group or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the ATG Group so that the ATG Group or any member thereof may seek a protective order or other appropriate remedy or, in the ATG Group’s sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or the ATG Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the ATG Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential. The confidentiality restrictions set forth in this Agreement shall not (a) apply (i) to any compelled testimony or production of information, whether by legal process, subpoena, or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over you, in each case to the extent required, or (ii) to any disclosure that you reasonably believe, after consultation with outside counsel, to be legally required by applicable law, rules or regulations, in each case of clause (i) or (ii), solely to the extent that such restrictions would require a violation of the applicable requirement; or (b) prohibit you from reporting what you reasonably believe, after consultation with outside counsel, to be violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or Rule 21F promulgated thereunder.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the ATG Group and, upon the request of a representative of the ATG Group, all such Information shall be returned or, at the ATG Group’s option, destroyed by you, with such destruction confirmed by you to the ATG Group in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

* * *

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

ATG CAPITAL MANAGEMENT LP

By:	ATG Capital Management GP LLC, its general partner

By:
Name:	Gabriel Gliksberg
Title:	Managing Member

ACCEPTED AND AGREED:

[NOMINEE]